UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                  Initial Kolwezi Production Levels Determined

Trading TSX / AIM: AAA

LONDON, U.K. (December 20, 2004) - Adastra Minerals Inc. ("Adastra" or "the Company") announced today that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The Definitive Feasibility Study ("DFS") being carried out by Murray & Roberts and GRD Minproc ("the Kolwezi Study Engineers") will be based on these levels.

These production levels were the unanimous decision of the Board of Kingamyambo Musonoi Tailings s.a.r.l. ("KMT"), the company that will develop the project in the Democratic Republic of Congo ("DRC"). Adastra has a beneficial interest of 82.5% in KMT, the other shareholders being Gecamines (12.5%) and the government of the DRC (5.0%). Directors representing all three shareholders were present at the Board meeting at which the unanimous decision was taken. The decision was also endorsed by the Industrial Development Corporation of South Africa ("IDC") and the International Finance Corporation ("IFC"), each of whom has an option to acquire up to 10% of KMT from Adastra. (The IDC has notified Adastra of its intention to exercise its option in full: see News Release of December 2, 2004).

"Choosing the optimum level for first cobalt production is of key importance; and 5,500 tonnes annually has been selected after considering many factors, including the size and structure of the cobalt market, and the ultimate funding of the Kolwezi project," said Tim Read, Adastra's President & CEO. "We believe that we have chosen the right level to bring KMT rapidly into production as one of the world's largest producers of cobalt. However, the size of the Kolwezi resource is such that we shall have the ability to double output to 11,000 tonnes of cobalt and 60,000 tonnes of copper annually when this will best benefit shareholders, and the DFS design will accommodate such future expansion."

A detailed analysis prepared by the Company with assistance from the Kolwezi Study Engineers showed that these production levels will serve to ease Adastra's entry ino the cobalt market, enable the project to grow naturally in line with projected growth in the cobalt market, reduce equity issuance requirements, and mitigate project and country risks, whilst offering the potential for very attractive rates of return.

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 30,000 tonnes of copper and 5,500 tonnes of cobalt, the project would have an operating life of approximately 53 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastrucure.

                                                          [COMPANY LOGO OMITTED]

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol "AAA" The Company is currently developing several mineral assets in Central Africa, incuding the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~


Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC") and the resource size and economic potential of that project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                  FORM 51-102F3
                             Material Change Report

Item 1.  Name and Address of Company

                  Adastra Minerals Inc. (the "Company")
                  Suite 950 - 1055 West Georgia Street
                  Vancouver, BC  V6E 3P3

Item 2.  Date of Material Change

                  December 20, 2004

Item 3.  News Release

                  The News Release dated December 20, 2004 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The Definitive Feasibility Study being carried out by Murray & Roberts and GRD Minproc will be based on these levels.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Tim Read, President
                  44-207-355-3552

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 20th day of December, 2004.

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                  Initial Kolwezi Production Levels Determined

Trading TSX / AIM: AAA

LONDON, U.K. (December 20, 2004) - Adastra Minerals Inc. ("Adastra" or "the Company") announced today that the Kolwezi Tailings Project will be designed to produce initially approximately 5,500 tonnes of cobalt and 30,000 tonnes of copper annually. The Definitive Feasibility Study ("DFS") being carried out by Murray & Roberts and GRD Minproc ("the Kolwezi Study Engineers") will be based on these levels.

These production levels were the unanimous decision of the Board of Kingamyambo Musonoi Tailings s.a.r.l. ("KMT"), the company that will develop the project in the Democratic Republic of Congo ("DRC"). Adastra has a beneficial interest of 82.5% in KMT, the other shareholders being Gecamines (12.5%) and the government of the DRC (5.0%). Directors representing all three shareholders were present at the Board meeting at which the unanimous decision was taken. The decision was also endorsed by the Industrial Development Corporation of South Africa ("IDC") and the International Finance Corporation ("IFC"), each of whom has an option to acquire up to 10% of KMT from Adastra. (The IDC has notified Adastra of its intention to exercise its option in full: see News Release of December 2, 2004).

"Choosing the optimum level for first cobalt production is of key importance; and 5,500 tonnes annually has been selected after considering many factors, including the size and structure of the cobalt market, and the ultimate funding of the Kolwezi project," said Tim Read, Adastra's President & CEO. "We believe that we have chosen the right level to bring KMT rapidly into production as one of the world's largest producers of cobalt. However, the size of the Kolwezi resource is such that we shall have the ability to double output to 11,000 tonnes of cobalt and 60,000 tonnes of copper annually when this will best benefit shareholders, and the DFS design will accommodate such future expansion."

A detailed analysis prepared by the Company with assistance from the Kolwezi Study Engineers showed that these production levels will serve to ease Adastra's entry ino the cobalt market, enable the project to grow naturally in line with projected growth in the cobalt market, reduce equity issuance requirements, and mitigate project and country risks, whilst offering the potential for very attractive rates of return.

About the Kolwezi Project

Adastra's Kolwezi project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 30,000 tonnes of copper and 5,500 tonnes of cobalt, the project would have an operating life of approximately 53 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastrucure.

                                                          [COMPANY LOGO OMITTED]

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol "AAA" The Company is currently developing several mineral assets in Central Africa, incuding the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~


Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
   +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC") and the resource size and economic potential of that project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ADASTRA MINERALS INC.
                                                     ---------------------------
                                                     (Registrant)


Date   December 20, 2004

                                            By:
                                                     /s/  Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director